

June 6, 2013

<u>Via E-mail</u>
Josee Guibord
Director of Corporate Legal Services
Brookfield Renewable Energy Partners L.P.
73 Front Street, 5th Floor
Hamilton HM 12,
Bermuda

> **Re:** **Brookfield Renewable Energy Partners L.P.**
> **Registration Statement on Form 20-F**
> **Filed April 30, 2012**
> **File No. 001-35530**

Dear Ms. Guibord:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director